UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

GMS INC.
(Name of Subject Company)

GOLD ACQUISITION SUB, INC.
(Offeror)

an indirect wholly-owned subsidiary of

THE HOME DEPOT, INC.
(Parent of Offeror)
(Names of Filing Persons)

Common stock, par value $0.01 per share
(Title of Class of Securities)

36251C103
(CUSIP Number of Class of Securities)

Teresa Wynn Roseborough
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Georgia 30339
(770) 852-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Michael J. Aiello, Esq.
Michelle A. Sargent, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $663,861.58	Filing Party: Gold Acquisition Sub, Inc. and The Home Depot, Inc.

Form or Registration No.: Schedule TO-T (005-89877)	Date Filed: July 14, 2025

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Gold Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of The Home Depot, Inc., a Delaware corporation (“The Home Depot”), with the U.S. Securities and Exchange Commission on July 14, 2025 (together with any subsequent amendments or supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GMS Inc., a Delaware corporation (“GMS”), at a price of $110.00 per share in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 2025 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.
The second paragraph of the subsection entitled “Compliance with the HSR Act” in Section 16 “Certain Legal Matters; Regulatory Approvals” is amended and supplemented by replacing the second and third sentences of the paragraph with the following sentences:

“Each of The Home Depot and GMS filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on July 21, 2025. On August 5, 2025, The Home Depot voluntarily withdrew its Premerger Notification and Report Form under the HSR Act relating to the Purchaser’s proposed acquisition of the Company, in order to provide the Antitrust Division with additional time to review the proposed acquisition and information recently provided to them. The Home Depot then refiled its Premerger Notification and Report Form with the Antitrust Division and the DOJ on August 7, 2025. As a result, the required waiting period with respect to the Offer will expire in the ordinary course at 11:59 P.M., Eastern Time, on August 22, 2025, fifteen (15) calendar days from the date of such filing, unless (i) earlier terminated by the FTC and the Antitrust Division, (ii) the FTC or the Antitrust Division issues a request for additional information and documentary material (which we refer to as a “Second Request”) prior to that time, or (iii) The Home Depot withdraws its HSR Premerger Notification and Report Form.”

2.
The subsection entitled “Compliance with the HSR Act” in Section 16 “Certain Legal Matters; Regulatory Approvals” is amended and supplemented by adding the following after the second paragraph of such subsection:

“On August 7, 2025, in connection with The Home Depot’s voluntary withdrawal and refiling of its Premerger Notification and Report Form under the HSR Act, Purchaser extended the Offer. The Offer was previously scheduled to expire at one minute after 11:59 P.M., Eastern Time, on August 8, 2025. The expiration time of the Offer is extended to one minute after 11:59 P.M., Eastern Time, on August 22, 2025, unless the Offer is further extended or is terminated earlier.

On August 7, 2025, The Home Depot issued a press release relating to the voluntary withdrawal and refiling of its Premerger Notification and Report Form and announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(A) to the Schedule TO and is incorporated herein by reference.”

3.
The subsection entitled “Compliance with the Canadian Competition Act” in Section 16 “Certain Legal Matters; Regulatory Approvals” is amended and supplemented by adding the following at the end of the first paragraph of such subsection:

“On July 22, 2025, The Home Depot submitted a request for an ARC or a “no-action” letter to the Commissioner. Additionally, the parties have filed pre-merger notification materials with the Commissioner, which were certified as complete by the Canadian Competition Bureau as of August 6, 2025.”

4.
All references to “one minute after 11:59 P.M., Eastern Time, on Friday, August 8, 2025” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) are hereby amended and replaced with “one minute after 11:59 P.M., Eastern Time, on Friday, August 22, 2025”.

5.
Section 16 “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following to the end of such Section after the subsection captioned “Stockholder Approval Not Required”:

“Legal Proceedings. Beginning on July 16, 2025, alleged GMS stockholders filed two complaints in the Supreme Court of the State of New York County of New York, captioned Wright v. GMS Inc., et al., No. 654243/2025 (N.Y. Sup. Ct. filed on July 16, 2025) and Malone v. GMS Inc., et al., No. 654271/2025 (N.Y. Sup. Ct. filed on July 17, 2025). The complaints, each filed as an individual action, name GMS, its directors, and its chief executive officer as defendants and generally allege claims of negligent misrepresentation and concealment and negligence related to alleged disclosure deficiencies, in violation of New York common law, with respect to the Schedule 14D-9 filed with the SEC in connection with the Offer and Merger, and seek to enjoin the Merger, as well as damages, costs and attorneys’ and experts’ fees. As of July 31, 2025, GMS has also received demand letters from several purported stockholders related to alleged disclosure deficiencies in the Schedule 14D-9. The defendants, including GMS, believe that the claims asserted in these lawsuits and demand letters are without merit. Nonetheless, no assurances can be made as to the outcome of such actions or demands.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(A)*	Press Release issued by The Home Depot, dated August 7, 2025.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	August 7, 2025

GOLD ACQUISITION SUB, INC.

By:	/s/ Richard V. McPhail
Name:	Richard V. McPhail
Title:	Vice President and Treasurer

THE HOME DEPOT, INC.

By:	/s/ Richard V. McPhail
Name:	Richard V. McPhail
Title:	Executive Vice President and Chief Financial Officer